KIEWIT CONSTRUCTION & MINING GROUP

                         Condensed Statements of Earnings
                                  (unaudited)


                             Three months ended        Nine months ended
                                September 30,             September 30,
(dollars in millions)        1995          1994        1995       1994

Revenue                    $  689         $  680      $ 1,677    $1,619
Cost of Revenue              (615)          (607)      (1,541)   (1,485)
                           ______         ______      _______    ______
                               74             73          136       134


General and Administrative
  Expenses                    (26)           (30)         (86)      (92)
                           ______         ______      _______    ______

Operating Income               48             43           50        42

Other Income (Expense):
  Investment Income, net        4              3           10         9
  Interest Expense             (1)             -           (2)       (1)
  Other, net                    8             16           54        38
                          _______         ______      _______    ______
                               11             19           62        46
                          _______         ______      _______    ______

Earnings Before
  Income Taxes                 59             62          112        88

Provision for Income Taxes    (20)           (21)         (39)      (30)
                           ______         ______      _______    ______

Net Earnings               $   39         $   41      $    73   $    58
                           ======         ======      =======   =======
See accompanying notes to condensed financial statements.

                       KIEWIT CONSTRUCTION & MINING GROUP

                            Condensed Balance Sheets

                                            September 30,   December 31,
                                                1995            1994
(dollars in millions)                        (unaudited)

Assets

Current Assets:
  Cash and cash equivalents                    $   -              $   70
  Marketable securities                          117                156
  Receivables, less allowance of
    $6 and $7                                    285                260
  Costs and earnings in excess of
    billings on uncompleted
    construction contracts                       142                101
  Investment in construction
    joint ventures                                55                 69
  Recoverable income taxes                        79                 59
  Other                                           18                 23
                                               _____             ______
Total Current Assets                             696                738

Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $412 and $395                  160                140
Investments                                       84                 55
Other Assets                                      31                 30
                                               _____             ______
                                               $ 971             $  963
                                               =====             ======

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable, including retainage
    of $42 and $41                             $ 207             $  179
  Current portion of long-term debt                2                  3
  Accrued construction costs and
    billings in excess of revenue
    on uncompleted contracts                     151                106
  Accrued insurance costs                         75                 73
  Other                                           34                 44
                                               _____              _____
Total Current Liabilities                        469                405

Long-Term Debt, less current portion               6                  9
Other Liabilities                                 51                 44

Stockholders' Equity (Redeemable
  Common Stock, $273 million
  aggregate redemption value)
    Common equity                                447                513
    Net unrealized holding gains (losses)          3                 (1)
    Foreign currency adjustment                   (5)                (7)
                                                _____              _____
Total Stockholders' Equity                       445                505
                                               _____              _____
                                               $ 971             $  963
                                               =====             ======


See accompanying notes to condensed financial statements.

                          KIEWIT CONSTRUCTION & MINING GROUP

                         Condensed Statements of Cash Flows
                                   (unaudited)


                                            Nine months ended
                                               September 30,
(dollars in millions)                       1995         1994

Cash flows from operations:
  Net cash provided by operations          $  91        $  73

Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                    177          258
  Purchases of marketable securities        (137)        (235)
  Proceeds from sales of property, plant
    and equipment                             11           14
  Capital expenditures                       (60)         (53)
  Acquisition of APAC-Arizona, Inc.            -          (47)
  Other                                       (2)          (4)
                                           _____         _____
    Net cash used in investing activities    (11)         (67)

Cash flows from financing activities:
  Payments on long-term debt, including
    current portion                           (4)          (4)
  Issuances of common stock                   24           19
  Repurchases of common stock                 (4)         (10)
  Dividends paid                             (13)         (13)
  Exchange of Class B&C Stock for Class D
    Stock, net                              (154)         (42)
                                           _____         _____
    Net cash used in financing activities   (151)         (50)

Effect of exchange rates on cash               1            1
                                           _____        _____

Net change in cash and cash equivalents      (70)         (43)

Cash and cash equivalents at beginning
  of period                                   70           99
                                           _____        _____

Cash and cash equivalents at end of period $   -        $  56
                                           ======       =====


See accompanying notes to condensed financial statements.

                          KIEWIT CONSTRUCTION & MINING GROUP

                       Notes to Condensed Financial Statements

1.   Basis of Presentation:

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 31, 1994 has been condensed from the Group's audited balancesheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 31, 1994.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Marketable securities at September 30, 1995 and December 31, 1994 include approximately $58 million and $61 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at September 30, 1995 and December 31, 1994 include approximately $60 million and $48 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.   Summarized Financial Information:

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):

                                         September 30,     December 31,
                                             1995              1994

     Cash and cash equivalents             $   -              $  25
     Marketable securities                    10                 15
     Property, plant and equipment, net        5                  5
     Other assets                              -                 16
                                           _____              _____
       Total Assets                        $  15              $  61
                                           =====              =====

     Accounts payable                      $  32              $  30
     Convertible debentures                    -                  1
     Notes to former stockholders              1                  6
     Other liabilities                         -                  2
                                           _____              _____
       Total Liabilities                   $  33              $  39
                                           =====              =====


                                Three months ended     Nine months ended
                                   September 30,         September 30,
                                 1995          1994     1995        1994

     Investment income, net
        of interest expense     $  -          $  -     $   -       $  1
     Other income, net             2             2         -          -
                               KIEWIT CONSTRUCTION & MINING GROUP

                              Notes to Condensed Financial Statements

2.   Summarized Financial Information (continued):

     Corporate general and administrative costs have been allocated to the Group. These allocations were $- million and $7 million for the three months ended September 30, 1995 and 1994, and $1 million and $20 million for the nine months ended September 30, 1995 and 1994. Due to a realignment of the corporate overhead departments, significantly all of the administrative functions and personnel previously allocated to the Group are now located at the Group.

     Mining service income that the Group recognized from the Group's mine service agreement with the Diversified Group was $8 million and $7 million for the three months ended September 30, 1995 and 1994 and $23 million and $22 million for the nine months ended September 30, 1995 and 1994.

3.   Other Matters:

     Kinross Transaction

     In June 1995, the Group exchanged its interest in a wholly-owned subsidiary involved in gold mining activities for 4 million common shares of Kinross Gold Corporation, ("Kinross"), a publicly traded corporation. The Group recognized a $21 million pre-tax gain on the exchange based on the difference between the book value of the subsidiary and the fair market value of the Kinross stock on the date of the transaction.

     MFS Spin-off

     The PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS Communications
Company, Inc. ("MFS"), effective September 30, 1995, to the Class D stockholders (the "Spin-off") at a special meeting on September 25, 1995.

     The Spin-off was completed after PKS and Kiewit Diversified Group Inc., a wholly owned first tier subsidiary of PKS ("KDG") agreed with MFS to effect a recapitalization of MFS pursuant to which KDG exchanged a portion of the MFS Common Stock held by KDG for certain high-vote convertible preferred stock. In addition, prior to completing the Spin-off, PKS purchased additional shares of MFS Common Stock which were distributed to the D stockholders.

     PKS completed an exchange offer prior to the Spin-off whereby 1,666,384 shares of Class D Stock were exchanged for 4,000,000 shares of Class B Stock and Class C Stock (Class B&C Stock") tendered on terms similar to those upon which Class B&C Stock can be converted into Class D Stock during the annual conversion period provided in PKS' Certificate of Incorporation. The conversion ratio used in the exchange was calculated using 1994 stock prices adjusted for 1995 dividends.

     After the recapitalization of MFS and the exchange offer discussed above, shares were distributed on the basis of approximately 1.741 shares of MFS Common Stock and approximately .651 shares of MFS Preferred Stock for each share of outstanding Class D Stock.

     Litigation

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liabilities for legal proceedings beyond that provided should not materially affect the Group's financial position or results of operations.

                     KIEWIT CONSTRUCTION & MINING GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Third Quarter 1995 vs. Third Quarter 1994

Construction

     Construction revenue rose 2% in the third quarter of 1995 compared to the third quarter of 1994. The increase is primarily due to revenues from joint ventures during the period. Contract backlog at September 30, 1995 was $2.2 billion, of which 11% is attributable to foreign operations, principally, Canada and the Philippines. Projects on the west coast account for 39% of the total backlog which includes San Joaquin Toll Road of $188 million. San Joaquin is scheduled for completion in 1997.

     There was no change in gross margin on construction contracts between third quarter 1995 and 1994.

General and Administrative Expenses

     General and administrative expenses declined 13% in 1995 vs 1994. The reduction was primarily attributable to a reduction in the corporate management allocation, reduced data management expenses and the elimination of the expenses associated with the PKS stock appreciation rights program which expired in 1994.

Other, net

     Other income in 1995 declined to $8 million from $16 million in 1994. A $4 million decrease in the gains recognized from the sale of operating assets, a reduction of $3 million in third party management fees and the lack of one time real estate gains were the primary factors contributing to the change.

Results of Operations - Nine Months 1995 vs. Nine Months 1994

Construction

     Construction revenue increased by $60 million or 4% during the first nine months of 1995 compared to the same period in 1994. The increase relates to joint venture activity and the inclusion of an additional two months of materials revenue generated by the APAC-Arizona companies which were acquired on February 28, 1994.

     There was no change in gross margin on construction contracts from the same time period in 1994.

General and Administrative Expenses

     General and administrative expenses declined 7% for the nine months ended September 30, 1995 vs. the same period in 1994. Reduction in corporate management, data services and other administrative support expenses, as well as the elimination of expenses associated with the PKS stock appreciation rights program, which expired in 1994, all contributed to the decline.

Investment Income, net

     Investment income increased $3 million or 33% in 1995. A slight decline in losses on the sale of securities was the primary reason for the improvement.

Other, Net

     In 1995 Other income is primarily comprised of $23 million of mine management fees, $21 million of gains from the Kinross transaction and $9 million of gains from the sale of operating assets. In 1994 mine management fees were $22 million and gains from the sale of assets were $11 million. The remaining income resulted from management services provided to outside parties and real estate gains.

                       KIEWIT CONSTRUCTION & MINING GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition - September 30, 1995 vs. December 31, 1994

     The Group's working capital decreased $106 million or 32% during the nine months ended September 30, 1995. The decline was primarily due to the conversion and repurchase of 6.2 million shares of Class B&C stock totalling $158 million and dividend payments of $13 million. These financing activities were partially offset by $24 million in proceeds from the sale of stock. In addition to the cash used in financing activities, the Group had capital expenditures, net of sales proceeds, of $49 million, $9 million in excess of the net proceeds on the sale and maturity of marketable securities. Partially funding these outflows was $91 million of cash provided by operations.

     The Group anticipates investing between $40 and $75 million annually in its construction business and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership in 1997. Other long term liquidity uses include the payment of income taxes and repurchases and conversions of common stock.

     In October 1995, the PKS Board of Directors declared a $.60 per share dividend on Class B & C Stock payable in January, 1996.

     The Group's working capital position at September 30, 1995, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities. The Group expects to incur additional debt to fund the stock conversions resulting from the MFS Spin-Off.

                                                         Exhibit 99.B

                         KIEWIT DIVERSIFIED GROUP

                      Index to Financial Statements and
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


                                                                    Page

Financial Statements:
  Condensed Statements of Earnings for the three months ended September 30, 1995 and 1994 and the nine months ended September 30, 1995 and 1994
  Condensed Balance Sheets as of September 30, 1995
     and December 31, 1994
  Condensed Statements of Cash Flows for the
     nine months ended September 30, 1995 and 1994
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                             KIEWIT DIVERSIFIED GROUP


                         Condensed Statements of Earnings
                                  (unaudited)


                               Three months ended     Nine months ended
                                  September 30,         September 30,
(dollars in millions)          1995         1994      1995        1994

Revenue                       $ 152        $ 144     $ 429       $ 399
Cost of Revenue                 (88)         (86)     (247)       (230)
                              _____        _____     _____       _____
                                 64           58       182         169

General and Administrative
  Expenses                      (36)         (30)      (98)        (98)
                              _____        _____     _____       _____

Operating Income                 28           28        84          71

Other Income (Expense):
  Gain on Subsidiary's Stock
    Transactions, net             -            -         3          28
  Investment Income, net         22            1        46          20
  Interest Expense, net          (6)          (6)      (29)        (22)
  Other, net                     (2)           1       138           5
                              _____        _____     _____       _____
                                 14           (4)      158          31

Loss in MFS                     (66)         (29)     (151)        (63)
                              _____        _____     _____      ______

Earnings (Loss) Before
  Income Taxes and
  Minority Interest
  in Net Income of
  Subsidiaries                  (24)          (5)       91          39

Benefit (Provision) for
  Income Taxes                   78           (4)        8         (20)

Minority Interest in Net
  Income of Subsidiaries         (3)          (3)      (11)         (3)
                              _____        _____     _____       _____
Net Earnings (Loss)           $  51        $ (12)    $  88       $  16
                              =====        =====     =====       =====

     See accompanying notes to condensed financial statements.

                              KIEWIT DIVERSIFIED GROUP

                             Condensed Balance Sheets

                                       September 30,      December 31,
                                           1995              1994
(dollars in millions)                  (unaudited)
Assets

Current Assets:
  Cash and cash equivalents             $  446              $  330
  Marketable securities                    424                 754
  Receivables, less allowance of
    $2 and $2                               80                 157
  Note receivable from sales
    of discontinued operations               -                  29
  Recoverable income taxes                   9                  15
  Other                                     38                  95
                                        ______              ______
Total Current Assets                       997               1,380

Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $285 and $336            516               1,104
Intangible Assets, net                     478                 733
Investments                                381                 259
Other Assets                                65                  73
                                        ______              ______
                                        $2,437              $3,549
                                        ======              ======

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                      $   70              $  165
  Current portion of long-term debt:
    Telecommunications                       9                  26
    Other                                    3                   4
  Accrued costs and billings in excess
    of revenue on uncompleted contracts     11                  37
  Accrued reclamation and other
    mining costs                            17                  20
  Other                                     72                 159
                                        ______              ______
Total Current Liabilities                  182                 411

Long-Term Debt, less current portion:
  Telecommunications                       301                 827
  Other                                     92                  72
Deferred Income Taxes                      282                 306
Retirement Benefits                         48                  67
Accrued Reclamation Costs                  101                 102
Other Liabilities                          128                  85
Minority Interest                          209                 448

Stockholders' Equity (Redeemable
  Common Stock, $930 million
  aggregate redemption value)
  Common equity                          1,085               1,238
  Foreign currency adjustment               (1)                  -
  Net unrealized holding gains (losses)     10                  (7)
                                        ______              ______
Total Stockholders' Equity               1,094               1,231
                                        ______              ______
                                        $2,437              $3,549
                                        ======              ======

See accompanying notes to condensed financial statements.

                          KIEWIT DIVERSIFIED GROUP

                      Condensed Statements of Cash Flows
                                (unaudited)

                                                    Nine Months Ended
                                                      September 30,
(dollars in millions)                               1995         1994

Cash flows from operations:
  Net cash provided by continuing operations       $ 200      $    75

Cash flows from investing activities:
  Proceeds from sales and maturities of
     marketable securities and investments          192        1,245
  Purchases of marketable securities               (188)      (1,287)
  Acquisitions, excluding cash acquired            (167)        (225)
  Capital expenditures                              (54)        (260)
  Proceeds from sale of cellular properties           -          182
  Deferred development costs and other              (30)         (62)
                                                   ____        _____
     Net cash used in investing activities         (247)        (407)

Cash flows from financing activities:
  Issuances of subsidiary's stock                     -            5
  Proceeds from long-term debt borrowings            23          677
  Payments on long-term debt, including
     current portion                                (22)        (185)
  Issuances of common stock                           3            -
  Repurchases of common stock                        (3)         (21)
  Exchange of Class B&C Stock for Class
     D Stock, net                                   154           42
  Other                                               -           (2)
                                                  _____        _____
     Net cash provided by financing activities      155          516

Cash flows from proceeds due to sales of
   discontinued packaging operations                 29            6

Cash and cash equivalents of MFS
  at beginning of period                            (22)           -

Effect of exchange rates on cash                      1            -
                                                  _____       ______
Net change in cash and cash equivalents             116          190

Cash and cash equivalents at beginning
  of period                                         330          197
                                                  _____       ______
Cash and cash equivalents at end of period        $ 446      $   387
                                                  =====      =======

Noncash investing activities:
  Issuance of MFS stock for the purchase of
    telecommunications companies and
    minority interest                            $   -       $    23
  MFS stock transaction to settle
    contingent purchase price liability              -            25
  Dividend of investment in MFS                    399             -
  Issuance of C-TEC Redeemable Preferred
    Stock for acquisition                           44             -
See accompanying notes to condensed financial statements.

                          KIEWIT DIVERSIFIED GROUP

                  Notes to Condensed Financial Statements

1.   Basis of Presentation:

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 31, 1994 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 31, 1994.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.   Summarized Financial Information:

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):

                                       September 30,      December 31,
                                            1995             1994
Cash and cash equivalents                  $  -             $  25
     Marketable securities                   10                15
     Property, plant and equipment, net       5                 5
     Other assets                             -                16
                                           ____             _____
        Total Assets                       $ 15             $  61
                                           ====             =====

     Accounts payable                      $ 32             $  30
     Convertible debentures                   -                 1
     Notes to former stockholders             1                 6
     Other liabilities                        -                 2
                                           ____            ______
        Total Liabilities                  $ 33            $   39
                                           ====            ======

                               Three months ended     Nine Months ended
                                 September 30,          September 30,
                               1995          1994     1995         1994

     Investment income, net    $  -          $  -     $  -         $  1
     Other income, net            2             2        -            -

     Corporate general and administrative costs have been allocated to the Group. These allocations were $2 million and $5 million for the three months ended September 30, 1995 and 1994, and $4 million and $9 million for the nine months ended September 30, 1995 and 1994. Due to a realignment of the corporate overhead departments, certain administrative functions and personnel previously allocated to the Group are now located at the Group.

     Mining service expense from the Group's mine service agreement with the Construction & Mining Group was $8 million and $7 million for the three months ended September 30, 1995 and 1994, and $23 million and $22 million for the nine months ended September 30, 1995 and 1994.

                             KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

3.   MFS Spin-off:

     The PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS Communications Company, Inc. ("MFS"), effective September 30, 1995, to the Class D stockholders (the "Spin-off") at a special meeting on September 25, 1995.

     The Spin-off was completed after PKS and Kiewit Diversified Group Inc., a wholly owned first tier subsidiary of PKS ("KDG") agreed with MFS to effect a recapitalization of MFS pursuant to which KDG exchanged a portion of the MFS Common Stock held by KDG for certain high-vote convertible preferred stock. In addition, prior to completing the Spin-off, PKS purchased additional shares of MFS Common Stock which were distributed to the Class D stockholders.

     PKS completed an exchange offer prior to the Spin-off whereby 1,666,384 shares of Class D Stock were exchanged for 4,000,000 shares of Class B Stock and Class C Stock (Class B&C Stock") tendered on terms similar to those upon which Class B&C Stock can be converted into Class D Stock during the annual conversion period provided in PKS' Certificate of Incorporation. The conversion ratio used in the exchange was calculated using 1994 stock prices adjusted for 1995 dividends.

     After the recapitalization of MFS and the exchange offer discussed above, shares were distributed on the basis of approximately 1.741 shares of MFS Common Stock and approximately .651 shares of MFS Preferred Stock for each outstanding share of Class D Stock.

     The net assets of MFS distributed on September 30, 1995 were approximately $399 million.

     The operating results of MFS have been classified as a single line item on the statements of earnings for the three and nine month periods ended September 30, 1995 and 1994.

     Operating results of MFS are summarized as follows (dollars in millions):

                               Three months ended      Nine months ended
                                September 30,             September 30,
                               1995          1994      1995         1994

          Revenue              $ 154         $ 89      $ 412      $ 185
          Loss from operations   (61)         (37)      (176)       (83)
          Net loss               (67)         (42)      (196)       (92)
          D Group's loss in MFS  (66)         (29)      (151)       (63)

     D Group's loss in MFS for the three and nine months ended September
30, 1995, includes $20 million for transaction costs associated with the Spin-off.

    Included in Benefit (Provision) for Income Taxes on the condensed statements of earnings for the three and nine months ended September 30, 1995 are $93 million of tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that are no longer payable and $4 million of estimated U.S. income taxes attributable to the corporate built-in gain on the stock of MFS distributed to certain non-U.S. Class D stockholders.

4.   Acquisitions:

     In February 1995, California Energy Company, Inc. ("CECI"), an equity method investee, completed the purchase of Magma Power Company. The cash transaction, valued at $950 million, was partially financed by the sale of 17 million shares of CECI common stock at $17 per share. As part of this offering, the Group purchased 1.5 million shares. In addition, during the second quarter of 1995, the Group purchased an additional 200,000 common shares of CECI. The Group owns 22% of CECI's outstanding common stock. At September 30, 1995, the Group's cumulative investment in CECI common stock totals $151 million, $37 million in excess of the Group's proportionate share of CECI's equity.

                        KIEWIT DIVERSIFIED GROUP

                  Notes to Condensed Financial Statements

4.   Acquisitions (continued):

     C-TEC Corporation ("C-TEC") completed the first step of an acquisition of Twin County Trans Video, Inc. ("Twin County") in May 1995. Twin County provides cable television service to 74,000 subscribers in eastern Pennsylvania. In consideration for 40% of the capital stock of Twin County, C-TEC paid $26 million in cash and issued a $4 million note of its subsidiary, C-TEC Cable Systems, Inc. In addition, C-TEC paid $11 million in consideration of a noncompete agreement. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52 million stated value redeemable preferred stock of C-TEC Corporation. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The estimated fair value of the preferred stock if $44.5 million, subject to final determination.

     In May 1995, the C-TEC signed a definitive agreement for the acquisition of all the outstanding shares of common stock of Buffalo Valley Telephone Company for $61 per share, payable either in cash or C-TEC convertible preferred stock. In October 1995,Buffalo Valley Telephone Company terminated its merger agreement with C-TEC and entered into a definitive agreement with Conestoga Enterprises, Inc.

     In January 1995, C-TEC purchased, for $84 million in cash, a 40% equity position in Megacable, S.A. de C.V., Mexico's second largest cable television operator with 174,000 subscribers in twelve cities. The purchase price is subject to adjustments based on fourth quarter 1995 exchange rates.

5.   Other Matters:

     MFS Litigation

     In 1994, several former stockholders of a MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Defendants expect that a trial will not be held until mid to late 1996. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. KDG remains obligated to satisfy these liabilities, if any, after the spin-off of MFS.

     Whitney Settlement

     In 1974, a subsidiary of the Group ("Kiewit"), entered into a lease with Whitney Benefits,Inc., a Wyoming charitable corporation ("Whitney"). Whitney was the owner, and Kiewit was the lessee, of a coal deposit underlying a 1,300 acre tract in Sheridan County, Wyoming. The coal was rendered unmineable by the Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), which prohibited surface mining of coal in certain alluvial valley floors significant to farming.

     In 1983, Kiewit and Whitney filed an action, now titled Whitney Benefits, Inc. and Peter Kiewit Sons' Co. v. The United States, in the U.S. Court of Federal Claims (the "Claims Court"), alleging that the enactment of SMCRA constituted a taking of their coal without just compensation. In 1989, the Claims Court ruled that a taking had occurred and awarded the plaintiffs the 1977 fair market value of the property ($60 million) plus interest. In 1991, the U.S. Court of Appeals for the Federal Court affirmed the decision of the Claims Court and the U.S. Supreme Court denied certiorari. The government filed two post-trial motions in the Claims Court during 1992. The government requested a new trial to redetermine the 1977 value of the property. The government also filed a motion to reopen and set aside the 1989 judgment as void and to dismiss plaintiffs' complaint for lack of jurisdiction. In May 1994, the Claims Court entered an order denying both motions. In February 1994, the Claims Court issued an opinion which provided that the $60 million judgment would bear interest compounded annually from 1977 until payment. The
government appealed the February 1994 and May 1994 orders.   A hearing on the
appeals was held in February 1995.

                            KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

5.   Other Matters (continued):

     In May 1995, the government and the plaintiffs entered into a settlement agreement. In settlement of all claims, the government agreed to pay plaintiffs $200 million and plaintiffs agreed to deed the coal underlying the real property to the government. Kiewit and Whitney agreed in 1992 that Kiewit would receive
67.5 percent of any award and Whitney would receive the remainder.  Peter
Kiewit Sons' Co., a subsidiary of the Group, received approximately $135 million in June 1995.

     Other Litigation:

     The Group is involved in various other lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position or results of operations.

                          KIEWIT DIVERSIFIED GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Third Quarter 1995 vs. Third Quarter 1994

Revenue from the Group's segments for the third quarter were (in millions):

                                         1995             1994

           Mining                       $  56            $  62
           Telecommunications              85               75
           Other                           11                7
                                        _____            _____
                                        $ 152            $ 144
                                        =====            =====

Mining

     Mining revenue decreased in 1995 by $6 million when compared to 1994. The decrease is the result of lower coal spot sales, fewer contract sales and lower prices on a renegotiated contract. Margins increased as a result of additional alternate source coal sales. This increase in margins was partially offset by lower prices on renegotiated coal contracts and lower sales in the quarter from a high margin contract.

Telecommunications

     C-TEC's revenues increased from $75 million to $85 million in 1995.
C-TEC's 1994 revenue included $8 million from its cellular business which was sold during the third quarter of 1994. The increase in revenue is primarily attributable to C-TEC's Cable Group which had increased revenues of $12 million. The increase in Cable Group revenues is due to the acquisition of Twin County on May 1, 1995, which contributed $7 million of revenues for the quarter and Mercom, Inc. which contributed $2 million from August 1995 when its results were consolidated with C-TEC's operations. Twin County serves approximately 74,000 subscribers in the Allentown/Bethlehem area of Pennsylvania. C-TEC acquired majority control of the voting stock of Mercom, Inc. which provides cable television service in Michigan and Port St. Lucie, Florida, through a rights offering. C-TEC previously owned 43.63% of the voting stock of Mercom, Inc. and accounted for its investment using the equity method. Additionally, Cable Group revenues increased $3 million due to an increase of approximately 15,000 subscribers and rate increases effective in April 1995.

     Revenues for C-TEC's Telephone, Long Distance and other groups were comparable with the third quarter 1994 balances.

     An increase in the operating expenses of the Cable Group partially offset the increased revenues as operating income of the Cable Group improved in 1995. The increase in expense is primarily due to the acquisition of Twin County, the consolidation of Mercom, Inc. and to increased programming costs resulting from increased subscribers, new channels and programming rate increases.

     C-TEC's equity in the earnings of Megacable, S.A. de C.V., ("Megacable"), Mexico's second largest cable operator in which C-TEC holds a 40 percent interest, was not significant to C-TEC's operations but declined slightly from the second quarter of 1995 as a result of the recession in Mexico. The interest in Megacable was acquired in January 1995.

     The operating income of C-TEC's Telephone, Long Distance and other groups were comparable with the third quarter 1994 amounts.

General and Administrative Expenses

     General and administrative expenses increased 20% in 1995. Higher mine management fees, corporate overhead and expenses incurred by C-TEC, primarily for exploring and evaluating strategic alternatives to increase shareholder value all contributed to the increase in general and administrative expenses.


                          KIEWIT DIVERSIFIED GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Third Quarter 1995 vs. Third Quarter 1994 (continued):

Investment Income, net

     Proceeds from C-TEC's rights offering, the sale of C-TEC's mobile services group and the settlement of the Whitney litigation resulted in a higher average portfolio balance and an increase in interest and dividend income. In addition to increases in interest income, the Group realized gains from the sale of marketable securities of $2 million in 1995 compared to $10 million of realized losses in 1994. Increases in equity earnings, primarily from California Energy Company, Inc. were offset by developmental expenses associated with international energy projects.

Loss in MFS

     MFS is a leading provider of communication services to business. Through its operating subsidiaries, MFS provides a wide range of high quality voice, data, network system integration and other enhanced services. The Group's losses associated with MFS continued to increase, primarily because of the accelerated expansion activities announced in 1993 and 1995. These expansion activities require significant initial development and roll out expenses in advance of anticipated revenues and continue to negatively effect the operating results of MFS. After September 30, 1995, the date of the spin-off, the Group will no longer include MFS' results of operations in its financial statements.

     D Group's loss in MFS for the three and nine months ended September 30, 1995, includes $20 million for transaction costs associated with the Spin-off.

Provision for Income Taxes

     The effective income tax rate for the three months ended September 30, 1995 differs from the statutory rate of 35% due primarily to the net operating loss limitations on losses generated by MFS, $93 million of income tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that are no longer payable due to the tax-free spin-off of MFS and $4 million of estimated U.S. income taxes attributable to the distribution of MFS stock to certain non-U.S. Class D stockholders.

Results of Operations - Nine Months 1995 vs. Nine Months 1994

Revenue from the Group's segments for the first nine months of 1995 and 1994 were (in millions):
                                         1995                 1994

          Mining                        $ 163                 $ 168
          Telecommunications              237                   220
          Other                            29                    11
                                        _____                 _____
                                        $ 429                 $ 399
                                        =====                 =====
Mining

     Mining revenues declined 3% for the nine months ending September 30, 1995
as compared to 1994.   The decrease is the result of lower coal spot sales,
fewer contract sales and lower prices on a renegotiated contract. Margins increased as a result of additional alternate source coal sales. This increase in margins was partially offset by lower prices on renegotiated coal contracts and lower sales in the quarter from a high margin contract.

Telecommunications

     C-TEC's revenues increased from $220 million to $237 million in 1995. C-TEC's 1994 revenue included $22 million from its cellular business which was sold during the third quarter of 1994. Cable and Long Distance Groups contributed $19 million and $12 million, respectively, to the increase. The Cable Group revenues increased due to the acquisition of Twin County, the consolidation of Mercom, Inc. and an increase in subscribers and rate increases effective in April, 1995.
Long Distance Group revenues increased primarily due to increased sales of tariff services to another long distance reseller which terminated during the second quarter of 1995. Increased switched business sales and 800-service sales also contributed to the increase in revenues.

                           KIEWIT DIVERSIFIED GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Nine Months 1995 vs. Nine Months 1994 (continued):

     Revenues for C-TEC's Telephone and other groups were comparable with the 1994 amounts.

     Increased Cable Group revenues were partially offset by increased operating expenses associated with the acquisition of Twin County, consolidation of Mercom,Inc. and higher basic programming costs resulting from additional subscribers, rate increases and new channels, however, operating income of the Cable Group improved in 1995.

     The operating income of the Long Distance Group also improved in 1995 as the increased revenues described above were only partially offset by increased operating costs. The operating income of C-TEC's Telephone and other groups were comparable with 1994 balances.

     C-TEC's equity in the earnings of Megacable was not significant to C-TEC's operations for the first nine months of 1995. The interest in Megacable was acquired in January 1995.

General and Administrative Expenses

     General and administrative expenses were unchanged for the nine months ended September 30, 1995 as compared to the same period in 1994. Overall declines in overhead costs attributable to C-TEC's operating units and the sale of C-TEC's mobile services group were offset by increases in professional fees for environmental issues, corporate overhead and mine management fees.

Gain on Subsidiary's Stock Transactions, net

     The issuance of MFS stock for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Group in 1995. In 1994 the Group settled a contingent purchase price obligation resulting from MFS' 1990 purchase of Chicago Fiber Optic Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at market prices, as payment of the obligation. This transaction along with the issuances of stock for acquisitions and employee stock options, resulted in a $28 million net gain before taxes. The Group has recognized gains and losses from sales and issuances of stock by MFS on the condensed statement of earnings. With the Spin-off of MFS (See note 3), these types of gains will no longer be recognized for MFS transactions.

Investment Income, net

     Proceeds from C-TEC's rights offering, the sale of C-TEC's mobile services group and the settlement of the Whitney litigation resulted in a higher average portfolio balance and an increase in interest and dividend income. In addition to increases in interest income, the Group's realized losses on the sale of marketable securities declined by $10 million in 1995. Increases in equity earnings, primarily from California Energy Company, Inc. were offset by developmental expenses associated with international energy projects.

Interest Expense, net

     Interest expense increased 36% in 1995. Tax deficiency interest expense of $11 million incurred in 1995 was partially offset by a decline in interest expense incurred by C-TEC due to the repayment of debt in 1994.

Other, net

     The resolution of the Whitney litigation and the subsequent payment by the government in 1995 resulted in $135 million of other income to the Group.


                           KIEWIT DIVERSIFIED GROUP

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Nine Months 1995 vs. Nine Months 1994 (continued):

Provision for Income Taxes

     The effective income tax rate for the nine months ended September 30, 1995 differs from the statutory rate of 35% due primarily to the net operating loss limitations on losses generated by MFS, $93 million of income tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that are no longer payable due to the tax-free spin-off of MFS and $4 million of estimated U.S. income taxes attributable to the distribution of MFS stock to certain non-U.S. Class D stockholders.

Financial Condition -  September 30, 1995 vs. December 31, 1994

     The Group's working capital, exclusive of MFS, increased $129 million or 19% during the first nine months of 1995. The increase was mainly due to cash flows from operations, including the receipt of the Whitney settlement of $135 million, and cash provided by financing activities being partially offset by cash used in investing activities.

     Investing activities include $54 million of capital expenditures and $167 million of investments. The majority of the investments include C-TEC's $84 million outlay for 40% of Megacable, $38 million outlay for Twin County and $7 million outlay to obtain a majority interest in Mercom, Inc., KDG's $29 million purchase of CECI's stock and $8 million outlay for a 19% interest in a healthcare software development company. Other activities include investments of $26 million of deferred construction costs on a privately owned toll road and $12 million on a Philippine power project offset by $9 million of proceeds from the sale of C-TEC businesses.

     Financing sources for the nine months include $157 million of stock conversions and sales and $23 million for the construction financing of a privately owned toll road. Financing uses consisted of C-TEC's $19 million outlay for the net payment of long-term debt, $3 million of payments on stockholders' notes and $3 million for stock repurchases.

     In 1995, the Group received the final payment ($29 million) for the sale of certain discontinued packaging operations.

     In addition to the C-TEC activities described below, the Group anticipates making significant (over $25 million in 1995) investments in its energy businesses - including its joint venture agreement with CECI covering international power project development activities - and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for future operating and investing activities.

     In October, 1995 the PKS Board of Directors declared a special $.50 per share dividend payable to the Class D shareholders in January, 1996.

     On November 8, 1995, C-TEC announced that it is evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, C-TEC will evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business, and its various other communications businesses. C-TEC has engaged the investment banking firm Merrill Lynch & Co. to assist with the process. No assurances can be given that any transactions will be consummated.

     See the notes to the condensed financial statements with respect to the MFS spin-off.